

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Alan J. Lane
Chief Executive Officer
Silvergate Capital Corporation
4250 Executive Square
Suite 300
La Jolla, CA 92037

> **Re: Silvergate Capital Corporation**
> **Registration Statement on Form S-3**
> **Filed December 3, 2020**
> **File No. 333-251095**

Dear Mr. Lane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance